

September 24, 2014

Via E-Mail
Yan Tang, CEO
Momo Technology Company Limited
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Momo Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 5, 2014**
> **CIK No. 0001610601**

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 19, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013, and the Six Months Ended June 30, 2013 and 2014

Net revenues, page 62

1.   Your disclosure on page 63 indicates that your revenues from mobile games depend on the number of paying users. We note that revenue from mobile games represented 32% of your total net revenues for the six months ended June 20, 2014. Please disclose the number of paying users of your mobile games for each period presented to provide

context for your growth in mobile games net revenues. Refer to Section III.D of SEC Release No. 33-6835.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

2. Please expand your disclosure to disclose the assets that are collateral for only VIE creditors and provide clarification that VIE creditors cannot go to the primary beneficiary for payment. Refer to FASB ASC 810-10-50-3(bb) & (c).]

Note 2. Significant Accounting Policies

Revenue recognition

(b) Mobile Games, page F-19

3. We note your disclosure on page 62 that you have two types of mobile game services, namely non-exclusive mobile game services and exclusive mobile game services. Please disclose the consumption period for the non-exclusive mobile game services and the estimated players' life for the exclusive mobile game services.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP